Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 JAN 21 AM 7:21

FACSIMILE

82-1365

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	20 January, 2003
SUBJECT:	TAKEOVERS PANEL
No of Pages:	2 pages (including cover sheet)

SUPPL

TAKEOVERS PANEL

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

03003315

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.

dlw 1/27

CONFIDENTIALITY NOTICE
The information contained in this facsimile is intended for the named recipients only. It may contain privileged and/or confidential information. If you are not an intended recipient, you must not copy, distribute, take any action or reliance on it, or disclose any details of the facsimile to any other person, firm or corporation. If you have received this facsimile in error, please notify us immediately by a reverse charge telephone call to +61 (2) 9227 9333 and return the original to us by mail.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

20 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

TAKEOVERS PANEL

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Ltd (**Goodman Fielder**) ordinary shares, at $1.85 per share (the **Offer**), and the Bidder's Statement for the Offer dated 19 December 2002.

On 20 January 2003, Burns Philp announced to the ASX that it did not have sufficient information to determine whether the matters announced by Goodman Fielder on 8 and 9 January 2003 triggered any of the conditions of the Offer and, were they to have been triggered, whether it would rely upon those breaches. This continues to be the case.

Burns Philp announces that it has applied to the Takeovers Panel in relation to Goodman Fielder, its target statement and related matters.

Yours sincerely

HELEN GOLDING
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 JAN 21 AM 7:21

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	17 January, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	10 pages (including cover sheet)

SUPPL

APPENDIX 3B – EXERCISE OF OPTIONS

Please see attached copy of an announcement released to the Australian Stock Exchange yesterday afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach. 9

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

16 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

APPENDIX 3B - EXERCISE OF OPTIONS

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 2,052 Ordinary Shares issued pursuant to the exercise of 2,052 Options. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

1,053,072,689	ordinary shares fully paid (BPC)
797,393,289	converting preference shares fully paid (BPCPA)
979,157,505	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,052
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 2,052 Options (ASX Code BPCO).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 January 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,053,072,689	(a) Ordinary Shares
(b) 797,393,289	(b) Converting Preference Shares
(c) 979,157,505	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

☑

(b) All other securities

☐ Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one) — Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 January 2003
(~~Director~~/Company secretary)

Print name: HELEN GOLDING

== == == == ==

+ See chapter 19 for defined terms.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 JAN 21 AM 7:21

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	17 January, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	10 pages (including cover sheet)

SUPPL

DISPATCH OF SECOND SUPPLEMENTARY BIDDER'S STATEMENT

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

17 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Dispatch of Second Supplementary Bidder's Statement

Burns Philp confirms that the Second Supplementary Bidder's Statement has been dispatched to Goodman Fielder shareholders. A complete copy of the documents dispatched including Chairman's letter, Second Supplementary Bidder's Statement and Notice of Variation is enclosed.

Yours sincerely

HELEN GOLDING
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

14 January 2003

Dear shareholder or optionholder

Cash offer for shares in Goodman Fielder Limited – update on proceedings before the Takeovers Panel

I write to update you on the outcome of the proceedings before the Takeovers Panel (**Panel**). In those proceedings, Goodman Fielder sought certain orders and declarations in relation to the takeover offer by BPC1 Pty Limited (**Burns Philp**), a wholly owned subsidiary of Burns, Philp & Company Limited.

I am pleased to advise you that on 10 January 2003 the Panel declined the application from Goodman Fielder, clearing the way for us to continue with our offer. To assist in the resolution of the Panel proceedings, Burns Philp agreed to the following changes to the offer:

- giving withdrawal rights to accepting shareholders in certain circumstances;
- declaring the offer free of two conditions (namely, material adverse change in Burns Philp and an adverse change in financial markets), although these conditions remain conditions to the financing for the bid; and
- varying the financing condition of the offer so that it is not triggered where the financiers waive preconditions or events of default of the Facilities (which provide funding for the offer).

We enclose with this letter a copy of the Second Supplementary Bidder's Statement dated 14 January 2003 and a formal notice of variation (the first supplementary was the Chairman's letter that accompanied the Bidder's Statement). These documents contain some additional disclosures and further details on the outcome of the proceedings and the variations to the Offer. I encourage you to read those documents carefully.

If you have any questions in relation to the Offer, please call the Goodman Fielder Offer Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand) (callers outside Australia and New Zealand should call int+61 2 9240 7512). For legal reasons, calls to these numbers will be recorded.

On behalf of the Directors of BPC1, I look forward to receiving your acceptance.

Yours faithfully

Alan McGregor
Chairman
Burns, Philp & Company Limited

BPC1 Pty Limited (ABN 45 101 665 918)
Second Supplementary Bidder's Statement

1 Introduction

This document is a supplementary bidder's statement. It is the second supplementary bidder's statement issued by BPC1 Pty Limited (ABN 45 101 665 918) (**BPC1**) (a wholly owned subsidiary of Burns, Philp & Company Limited (ABN 65 000 000 359) (**Burns Philp**)) in relation to BPC1's off-market takeover bid for Goodman Fielder Ltd (ABN 44 000 003 958) (**Second Supplementary Bidder's Statement**).

This Second Supplementary Bidder's Statement supplements, and should be read together with, BPC1's bidder's statement dated 19 December 2002 (**Original Bidder's Statement**) and first supplementary bidder's statement dated 3 January 2003 (**First Supplementary Bidder's Statement**) (which annexed a copy of the letter from the Chairman of Burns Philp sent together with the Original Bidder's Statement (**Chairman's Letter**)).

2 Panel Application and Undertakings

2.1 Introduction

On 30 December 2002, Goodman Fielder Ltd (**Goodman Fielder**) made an application to the Takeovers Panel (**Panel**) seeking certain interim and final relief in relation to the Original Bidder's Statement (**Application**).

On 3 January 2003, the Panel announced that it had commenced proceedings in relation to the Application.

On 10 January 2003, the Panel announced that it had declined to make a declaration of unacceptable circumstances on the basis of (among other things) certain undertakings given by BPC1 on 9 January 2003 (**Undertakings**). As foreshadowed in the Chairman's Letter, the Undertakings have resulted in certain changes to the terms of the Offer, as explained in this section 2.

2.2 Freeing of Offer from certain conditions

On 10 January 2003, BPC1 declared the Offer free of the conditions in clauses 9.6(k) (material adverse change of Burns Philp) and 9.6(l) (material adverse change in financial markets) of the Original Bidder's Statement. The Underwriters have consented to the freeing of the Offer from those conditions.

2.3 Variations to Offer

BPC1 will vary the Offer so that:

- Goodman Fielder shareholders who accept the Offer have the ability to withdraw their acceptance in certain circumstances (**Withdrawal Facility**);
- the wording of the condition in clause 9.6(q) (availability of finance) of the Original Bidder's Statement is changed.

The Underwriters have consented to these variations.

On 10 January 2003, ASIC made declarations modifying and exempting BPC1 from certain provisions of the Corporations Act so that these variations may be made to the Offer, and so that:

- accepting shareholders may withdraw their acceptance under the terms of the Offer or under section 650E of the Corporations Act without BPC1 breaching section 654A of the Corporations Act (which otherwise prohibits BPC1 from disposing of Shares during the bid period); and
- accepting shareholders who have withdrawn their acceptance under the Withdrawal Facility or under section 650E of the Corporations Act may re-accept the Offer.

A copy of a Notice of Variation under section 650D of the Corporations Act will be sent to all Goodman Fielder shareholders with a copy of this Second Supplementary Bidder's Statement.

2.4 The Withdrawal Facility

The Withdrawal Facility allows you to withdraw your acceptance of the Offer under certain circumstances. You can exercise your right to withdraw your acceptance of the Offer under the Withdrawal Facility until it lapses. The Withdrawal Facility lapses at the time (the **Cut-Off Time**) which is the earlier of:

- the time (if any) at which BPC1 declares the Offer free of the condition specified in clause 9.6(q) of the Bidder's Statement (**Finance Condition**); and
- 7:00pm (Sydney time) on the day which is 10 calendar days after the date a supplementary bidder's statement (**Cut-Off Supplementary Bidder's Statement**), is dispatched to Goodman Fielder shareholders. This will be after final documentation of the agreements required for funding under the Facilities is settled and signed.

Please note that if the Offer is freed of the condition specified in clause 9.6(q) before the Cut-Off Supplementary Bidder's Statement is sent, the Cut-Off Supplementary Bidder's Statement will not be sent and the Withdrawal Facility will lapse immediately.

A Withdrawal Form will be enclosed with the Cut-Off Supplementary Bidder's Statement and may also be obtained by:

- calling the Goodman Fielder Offer Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand) (callers outside Australia and New Zealand should call int+61 2 9240 7512);
- faxing a request to 1300 724 333 (in Australia) or int+61 2 9240 7514 (outside Australia); or
- emailing a request to **burnsphilp@gscom.com.au**.

To exercise your rights under the Withdrawal Facility:

- **if Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister** – you must complete and return a Withdrawal Form prior to the Cut-Off Time;
- **if Your Goodman Fielder Shares are held in a CHESS Holding** – you may either instruct your Controlling Participant (normally your broker) to withdraw your acceptance, or authorise BPC1 to do so for you by completing and returning a Withdrawal Form prior to the Cut-Off Time; or
- **if you are a Broker or Non-Broker Participant** – you must transmit a Valid Originating Message to the SCH specifying the Shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules, prior to the Cut-Off Time.

To be effective, the Withdrawal Form must be received by BPC1 at the address in Australia specified on the Withdrawal Form before the Cut-Off Time.

Acceptances made after the Cut-Off Time, and acceptances made and not withdrawn before the Cut-Off Time, will not be able to be withdrawn under the Withdrawal Facility.

If you exercise your withdrawal rights under the Withdrawal Facility, you will still be able to re-accept the offer after the Cut-Off Time.

3 No effect on FIRB condition

The lapse of the Withdrawal Facility at the Cut-Off Time does not affect your right to withdraw your acceptance at any time while the Offer is subject to Foreign Investment Review Board approval (clause 9.6(a) of the Original Bidder's Statement).

4 No effect on Facilities

The freeing of the Offer from the conditions in clauses 9.6(k) and 9.6(l) of the Original Bidder's Statement and the variations described in section 2.3 of this Second Supplementary Bidder's Statement do not amend, abrogate, modify or otherwise affect any of the terms on which the Facilities have been offered under the commitment letters referred to in clause 6.5(b) of the Original Bidder's Statement. In particular, those matters do not in any way affect any of the conditions precedent to drawdown or other terms in respect of the Facilities, which include provisions dealing with material adverse change in relation to Burns Philp (see Annexure E, Part 1, paragraph (c)(2) of the Original Bidder's Statement) or certain financial markets (see Annexure E, Part 1, paragraph (c)(3) of the Original Bidder's Statement).

5 Additional disclosures in relation to Facilities

The Undertakings also require the following additional disclosures in relation to the Finance Condition (contained in clause 9.6(q) of the Original Bidder's Statement).

In relation to any conditions to the Facilities (see Annexure E of the Original Bidder's Statement) which depend on an act of Burns Philp, Burns Philp's intention is to comply with those conditions.

Further, in Burns Philp's view, the nature of Burns Philp's business, its degree of international diversification and the nature of demand for its products, is such that the risk of non-satisfaction of the preconditions or the occurrence of an event of default under the Facilities relating to the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries during the period of the Offer is low.

While it is not possible to predict future conditions with any certainty, Burns Philp also currently has no reason to expect that conditions to the Facilities relating to a material adverse change in the financial markets will not be satisfied.

In summary, as at the date of this Second Supplementary Bidder's Statement, Burns Philp and BPC1 are not aware of any reason why the conditions precedent to the Facilities will not be satisfied in time to allow the proceeds to be available to lend the Offer Amount to BPC1 to pay the consideration under the Offer, as and when required under the terms of the Offer.

6 Proposed extension

On 10 January 2003, Burns Philp also advised ASX that it has given an extension to the New Zealand Commerce Commission in relation to its application for commerce commission approval (see clause 9.6(c) of the Original Bidder's Statement). BPC1 anticipates extending the Offer by a week (to 11 February 2003) to allow for the New Zealand Commerce Commission decision. Formal documents in relation to this extension will be dispatched to shareholders after the Target's Statement is issued by Goodman Fielder.

7 Other notices

Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Second Supplementary Bidder's Statement.

A copy of this Second Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Second Supplementary Bidder's Statement.

The Second Supplementary Bidder's Statement contains statements made by, or statements made on statements made by, Burns Philp. Burns Philp has consented to the inclusion of:

- each statement it has made; and
- each statement which is based on a statement it has made.

Signed on behalf of BPC1 following a resolution of the directors of BPC1.

Helen Golding – Secretary
BPC1 Pty Limited

Dated: 14 January 2003

BPC1 Pty Limited (ABN 45 101 665 918)
Company notice – subsection 650D(1) Corporations Act 2001
Notice of variation

To: **Australian Securities and Investments Commission ("ASIC");**

Goodman Fielder Ltd; and

Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder Ltd (**Goodman Fielder**) which is contained in a bidder's statement dated 19 December 2002 (**Bidder's Statement**) by:

1 adding a new clause 9.4A after clause 9.4 which reads as follows:

9.4A Withdrawal Right

(a) Notwithstanding anything to the contrary in this section 9, you are entitled to withdraw your acceptance of the Offer at any time after the date of the Offer and before the time (**Cut-off Time**) which is the earlier of:

(1) 7:00pm (Sydney time) on the date which is 10 days from the date Bidder dispatches a supplementary bidder's statement to Goodman Fielder shareholders which (among other things) confirms that final documentation required for the funding under the Facilities has been settled and signed by the parties thereto; and

(2) the time (if any) at which Bidder declares the Offer free of the condition specified in clause 9.6(q).

(b) You may withdraw your acceptance under clause 9.4A(a):

(1) if Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister – by authorising and instructing Bidder to do so in accordance with the SCH Business Rules by completing and returning to Bidder a Withdrawal Form in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time;

(2) if Your Goodman Fielder Shares are held in a CHESS Holding – by either instructing your Controlling Participant to transmit a Valid Originating Message to the SCH specifying the Shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules, or completing and returning to Bidder a Withdrawal Form in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time; or

(3) if you are a Broker or Non-Broker Participant – by transmitting a Valid Originating Message to the SCH specifying the shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules prior to the Cut-Off Time.

To be effective, a Withdrawal Form must be received at the address in Australia specified on the Withdrawal Form prior to the Cut-Off Time.

(c) For the purposes of this Offer, the phrase "**Withdrawal Form**" means the withdrawal form made available for the purpose of the exercise of the withdrawal right described in clause 9.4A(a) and (b)."; and

2 amending clause 9.6(q) as follows:

(a) adding after the word "satisfied" where appearing in clause 9.6(q)(1) the words "(excluding preconditions that have been waived by the Underwriters)"; and

(b) adding after the word "Facilities" where appearing in clause 9.6(q)(2) the words "(excluding events of default or potential events of default that have been waived by the Underwriters)".

A copy of this notice was lodged with the ASIC on 14 January 2003. ASIC takes no responsibility for the contents of this notice.

Dated 14 January 2003

Signed for and on behalf of Burns Philp by two directors of Burns Philp authorised to sign this notice pursuant to a resolution passed at a meeting of directors of Burns Philp.

Director	Director
Alan McGregor Name	Thomas Degnan Name